PO
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

09004143

February 11, 2009

Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Received SEC
FEB 11 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-11-09

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to Citigroup by the Sisters of St. Francis of Philadelphia; Friends Fiduciary Corporation; the School Sisters of Notre Dame Cooperative Investment Fund; the Benedictine Sisters of Monasterio Pan de Vida; the Benedictine Sisters of Mount St. Scholastica; the MMA Praxis Core Stock Fund; the School Sisters of Notre Dame of St. Louis; the Benedictine Sisters of Boerne, Texas; the School Sisters of Notre Dame – Milwaukee Province; and the Benedictine Sisters of Virginia. We also have received a letter on the proponents' behalf dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 02 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citigroup Inc.
Incoming letter dated December 19, 2008

The proposal requests that the board complete a report to shareholders evaluating, with respect to practices commonly deemed to be predatory, the company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Citigroup Inc.

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia, the Friends Fiduciary Corporation, Mennonite Mutual Aid Praxis Core Stock Fund, the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Boerne, Texas, the Benedictine Sisters of Virginia, the Benedictine Sisters of the Monasterio Pan de Vida, the School Sisters of Notre Dame of St. Louis, the School Sisters of Notre Dame Cooperative Investment Fund and the School Sisters of Notre Dame (Milwaukee Province) (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Citigroup Inc. (hereinafter referred to either as "Citi" or the "Company"), and who have jointly submitted a shareholder proposal to Citi, to respond to the letter dated December 19, 2008, sent to the Securities & Exchange Commission by the Company, in which Citi contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(7). The Proponents own approximately 125,000 shares of Citi common stock.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Citi's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Citi's Board to prepare a report on predatory lending practices in connection with the Company's credit card business.

RULE 14a-8(i)(7)

The Proposal Raises an Important Policy Issue

The Proponents' shareholder proposal deals with one matter, and one matter only, namely predatory lending. It requests only one thing, and one thing only, namely a report on predatory lending and its impact on society (borrowers)

The Company devotes several pages arguing that the proponents' shareholder proposal is an ordinary business matter because it implicates its day to day operations with respect to a specific product and involves disclosure. Even if it were true that the proposal is one involving ordinary business matters (which we do not concede), the Company has failed to establish that it is entitled to a no-action letter because it must also establish that the proposal has failed to raise an important policy issue. See Release 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14A (July 12, 2002) where it was said:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 34-40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The Company sets forth no argument whatsoever that the Proponents' shareholder proposal does not raise a "significant social policy issue". On the contrary Citi's only allusion to the matter is the conclusory statement set forth as the entire text of paragraph 3 on the first page of its "Statement of Intent to Exclude":

"Moreover, the Proposal does not raise any significant social policy issues."

In that Citi is indubitably incorrect.

No reasons whatsoever are given in support of that bald conclusion.

That is hardly surprising since the conclusion cannot be supported and is contrary to the consistent rulings by the Staff.

Indeed, a registrant's engaging in predatory lending raises an important policy issue that precludes the application of Rule 14a-8(i)(7). *Cash America International, Inc.* (February 13, 2008) (apparently not available on Lexis, but may be found on the SEC's own web-site at http://sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml); *Bank of America Corporation* (Feb. 23, 2006); *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). See also *American International Group* (February 17, 2004); *Household International, Inc.* (Feb. 26, 2001); *Conseco, Inc.* (April 5, 2002).

The policy reasons that support these Staff determination may be found in the undersigned's letter on behalf of the proponent in last year's *Cash America International* Staff decision:

> Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. We note that the Report extensively quoted from in the "Background" portion of this letter, as well as other materials cited there, describe the fact that, in addition to the statute actually passed by Congress, there have been numerous other bills on payday lending introduced on a bipartisan basis in the Congress, as well as extensive activity in the states. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we hereby incorporate into this letter by this reference the section entitled "Background" from the letter sent by the undersigned to the Staff on behalf of the proponent in connection with the *Conseco* no-action letter. More recently, the Staff reaffirmed its position that predatory lending is such an important policy issue that shareholder proposals to lenders on the topic are not excludable as matters pertaining to the ordinary business operations of the registrant. *Bank of America Corporation* (February 23, 2006).

Nothing in the Company's letter negates this long line of no-action letters. Instead, Citi cites a string of no-action letters having nothing whatsoever to do with predatory lending.

In addition, it raises a couple of "straw men", such as that the proposal would "cause the Company to violate privacy protection afforded to its customers' confidential information". (See final paragraph on page 2 of its "Statement of Intent to Exclude".) Since the shareholder proposal requests a report on Company "practices", but makes no request for data pertaining to specific individuals, it is difficult in the extreme to understand how the requested report could invade anyone's privacy. In a like manner, the Company claims (see first full paragraph of Section B. of its "Statement of Intent to

Exclude") that its predatory practices are "highly confidential and sensitive", as if that were not reason to have such socially undesirable (and universally condemned) policies made public.

In summary, the proponents' shareholder proposal deals with a single topic, namely, predatory lending, a topic that raises an important policy issue that precludes the application of Rule 14a-8(i)(7). Thus, the Company has failed to overcome its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Shelley J. Dropkin, Esq.
Mark Regier
Adam Kanzer, Esq.
All proponents
Gary Brouse
Laura Berry

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Sisters of St. Francis of Philadelphia, Friends Fiduciary Corporation, School Sisters of Notre Dame Cooperative Investment Fund, Benedictine Sisters of Monasterio Pan de Vida, Benedictine Sisters of Mount St. Scholastica, MMA Praxis Core Stock Fund, School Sisters of Notre Dame St. Louis, Benedictine Sisters of Boerne, TX, School Sisters of Notre Dame – Milwaukee Province, and Benedictine Sisters of Virginia ("Proponents")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are the stockholder proposal and supporting statement submitted by the Proponents, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 21, 2009. Also enclosed for filing is a copy of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponents of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 13, 2009.

Please acknowledge receipt of this letter and the enclosed material by return email. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Sisters of St. Francis of Philadelphia
Friends Fiduciary Corporation
School Sisters of Notre Dame Cooperative Investment Fund
Benedictine Sisters of Monasterio Pan de Vida
Benedictine Sisters of Mount St. Scholastica
MMA Praxis Core Stock Fund
School Sisters of Notre Dame St. Louis
Benedictine Sisters of Boerne, TX
School Sisters of Notre Dame – Milwaukee Province
Benedictine Sisters of Virginia

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by The Sisters of St. Francis of Philadelphia (the "Proponent"), Friends Fiduciary Corporation, School Sisters of Notre Dame Cooperative Investment Fund, Benedictine Sisters of Monasterio Pan de Vida, Benedictine Sisters of Mount St. Scholastica, MMA Praxis Core Stock Fund, School Sisters of Notre Dame St. Louis, Benedictine Sisters of Borne, TX, School Sisters of Notre Dame – Milwaukee Province, and Benedictine Sisters of Virginia (the "Co-filers") for inclusion in its proxy statement and form of proxy (together, the "2009 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 21, 2009.

The Company believes that the Proposal may be excluded from the 2009 Proxy Materials pursuant Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

Moreover, the Proposal does not raise any significant social policy issues.

The Proposal states as follows: "That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT INFRINGES UPON MANAGEMENT'S BASIC FUNCTIONS OF (I) OVERSEEING CITIGROUP'S CREDIT CARD OPERATIONS AND BUSINESS PRACTICES; AND (II) MAKING DECISIONS REGARDING DISCLOSURE OF INFORMATION CONCERNING CITIGROUP CREDIT CARD MARKETING, LENDING AND COLLECTION PRACTICES.

Citigroup is a diversified financial services company. A principal part of the Company's business, through its subsidiaries and divisions, involves its credit card operations. Matters relating to the policies and practices of Citigroup with respect to its credit card operations are matters that the staff ("Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") consistently has deemed to be ordinary business matters that are excludable under Rule 14a-8(i)(7).

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the ordinary business exclusion was based on two considerations, as follows:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating

to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies.

A. The Proposal Relates to Ordinary Business Operations -- Rule 14a-8(i)(7).

By requesting that the Board evaluate the Company's marketing, lending and collection practices, the Proposal infringes upon management's core function of overseeing Citigroup's credit card operations and business practices. Determining marketing, lending and collection procedures for the many financial products and services Citigroup offers is integral to the Company's banking and credit card businesses. Indeed, formulating such determinations is core management decisions and is not appropriate matters for shareholder oversight.

The Staff has taken the position that matters relating to the distribution of a company's products relate to its ordinary business operations and are excludable under the ordinary business exclusion of 14a-8(i)(7). *BankAmerica Corporation* (avail. February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). The Staff has maintained that position even when a shareholder's proposal alleges that there may be a social or illegal element involved in the method of distribution. In *Citigroup* (February 21, 2007), the proponents, noting in their proposal that corruption had affected the ability of developed and developing countries to finance their state expenditures, proposed that the board prepare a report summarizing Citigroup's policies on safeguards to protect against capital flight and tax avoidance; the Staff agreed that the proposal could be excluded under clause (i)(7) "as relating to Citigroup's ordinary business operations (i.e., sale of particular services)."

Citigroup's policies and strategies regarding to whom it provides financial services and its methods for ensuring compliance with the law are embedded in day-to-day transactions that comprise the Company's ordinary business operations. By requiring the Board to study the impact of the Company's practices on its customers and reporting on such matters to the stockholders, the Proposal would cause the Company to violate the privacy protection afforded to its customers' confidential information. In addition, the Proposal seeks to usurp management's responsibility to oversee the Company's relationships with its customers by dictating that the Board evaluate the Company's lending practices and report to stockholders on the impact the Company's lending practices have on its customers.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies, customer relations and legal compliance programs may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. See, e.g., *H&R Block Inc.* (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); *CVS Corporation* (February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); *Associates First Capital Corporation* (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); *Citicorp* (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities). In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. Similarly, the Proposal directly relates to day-to-day business matters and its implementation would infringe upon management's core function of overseeing its business practices--namely the Company's marketing, lending and collection practices of its credit card operations.

Regardless of the Proponent's attempt to frame the Proposal as touching upon a significant social policy, its focus on "credit card marketing, lending and collection practices" involves an attempt to micro-manage the Company's ordinary business operations. The Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (allowing the exclusion of a proposal requesting a report on child labor and noting "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations."). By directly addressing the day-to-day items included within the Company's credit card operations, the Proposal is precisely the type of proposal that "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Release 34-40,018 (May 21, 1998).

The Company acknowledges that the Staff has found that certain proposals requiring reports arguably touching on specific day-to-day matters are not excludable as relating to ordinary business matters. *See, e.g., ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable). The Company believes, however, that those proposals are distinguishable because the reports requested touched on day-to-day matters that were directly related to a narrowly-circumscribed social policy issue, such that the reports did not request an undue level of intricate detail and did not implicate a broad range of day-to-day management issues. *See* SEC Release 34-40,018 (May 21, 1998) (noting "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek" and that determinations as to whether such proposals intrude on ordinary business matters "will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed"); *see also Ford Motor Co.* (avail. Mar. 2, 2004) (proposal requesting a report on global warming was excludable because it addressed "the specific method of preparation and the specific information to be included in a highly detailed report"). The Company notes that the proposals requesting broad reviews by a board committee that the Staff has determined are not excludable under 14a-8(i)(7) often identify the high-level social policy issue and allow management the discretion to address which day-to-day business matters are implicated by that concern. *See, e.g., Bank of America Corp.* (avail. Feb. 29, 2008) (proposal establishing a board committee on human rights and only suggesting a non-binding reference for the definition of human rights in the supporting statement was not excludable); *Yahoo! Inc.* (avail. April 16, 2007) (similar). In this way, such proposals address broad issues without pervading ordinary business operations.

In contrast, the Proposal seeks to micro-manage the Company by, among other things, requesting a review of the Company's policies that affect its credit card customers. The Company's day-to-day operations include numerous actions and policies that affect credit card customers. Thus, the Proposal directly implicates the detailed and complex day-to-day business decisions and policies involving the Company's credit card operations.

The Proposal is analogous to proposals relating to particular products or services, which the Staff has repeatedly determined are excludable as addressing ordinary business matters. *See, e.g., Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (proposal requesting a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products, with a particular emphasis on products imported into the U.S., was excludable as relating to the "sale of particular products"); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal requesting a report on whether the company will end all bird sales was excludable as relating to "the sale of particular goods"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott hotels was excludable as relating to the sale and display of a particular product).

B. Decisions regarding disclosure are core management functions

The Securities and Exchange Commission ("Commission") promulgates rules governing the appropriate disclosure required to be provided by companies in order to allow stockholders and potential investors to evaluate an investment in the company based on ample and relevant information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company prepare a report "evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers." This information is highly confidential and sensitive and relates solely to the conduct of the Company's ordinary business operations. There are no rules or regulations requiring disclosure of this information to shareholders and its disclosure may have an anti-competitive effect on the Company. As such, decisions as to what constitutes appropriate disclosure with respect to the Company's credit card operations relate to the Company's ordinary business operations.

Specific information about marketing, lending and collection practices appearing in the annual report requested by the Proposal would further provide rival companies with strategic information. In addition, it would be inappropriate for the Company to make the requested disclosures regarding its credit card operations targeted by the Proposal because such reporting would require the Company to disclose information about its customers. Although the Proposal states that proprietary information could be deleted, it is the Company's position that most disclosure of its credit card business practices would be both proprietary and confidential.

In *Bank of America* (February 27, 2008), a proposal requesting a report disclosing the company's policies and practices regarding the issuance of credit cards to individuals was deemed excludable because it relates to the company's ordinary business operations, (i.e. credit policies, loan underwriting and customer relations.) In *Peregrine Pharmaceuticals, Inc.* (July 28, 2006), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting it to post on its website monthly statistics regarding its clinical trials. See also *AmerInst Insurance Group. Ltd.* (April 14, 2005) (proposal requesting a company to provide a full, complete and adequate disclosure of the accounting, each calendar quarter, of its line items of Operating and Management expenses omitted under Rule 14a-8(i)(7)).

Decisions as to disclosure are ordinary business decisions to be handled by management of a company and should not be micro-managed by stockholders. The Proposal, in imposing additional disclosure requirements, seeks to inappropriately micromanage a core business function of the Company.

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 4, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Citigroup for many years. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal, "Predatory Credit Card Lending Practices." I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Citigroup, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Gary Brouse, ICCR
Julie Wokaty, ICCR

FINAL

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's

credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

October 23, 2008

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of Citigroup Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal
Vice President

Shelley J. Dropkin
General Counsel
Corporate Governance

[illegible]
[illegible] Park Avenue
[illegible] Floor
New York, NY [illegible]

T [illegible]
F [illegible]
[illegible]

VIA UPS

November 14, 2008

The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014
Attention: Nora M. Nash, OSF

Dear Ms. Nash:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by The Sisters of St. Francis of Philadelphia for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 7, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing to you on behalf of the Benedictine Sisters of Monasterio Pan de Vida. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution states: "**Resolved:** That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 500 shares of Citigroup stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Rose Marie Stallbaumer, OSB
Treasurer

Enclosures – 2009 Shareholder Resolution

Benedictine Sisters of
Monasterio Pan de Vida
(Srs of St Francis -- Phila)

Predatory Credit Card Lending Practices
Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:
Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Merrill Lynch

Global Wealth Management
2959 N. Rock Road Ste 200
Wichita, KS 67226-1193

T 316 631 3500 Main
T 800 777 3993
F 316 631 3525

November 7, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

RE: Mt St Scholastica, Torreon Mission Account
Tax ID# & OMB Memorandum M-07-16***

Dear Mr. Pandit,

This letter shall serve as verification of ownership of 500 shares of Citigroup common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Citigroup common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Shelley J. Dropkin
[illegible]
[illegible] Governance

[illegible]
[illegible]
[illegible] Floor
[illegible], NY [illegible]

[illegible]
[illegible]
[illegible]

VIA UPS

November 14, 2008

Sr. Rose Marie Stallbaumer, OSB
Treasurer, Torreon Mission
Monasterio Pan de Vida
Apdo. Postal 105-3
Torreon, Coahuila C.P. 27000
MEXICO

Dear Sr. Rose Marie:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Monasterio Pan de Vida for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

November 5, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing to you on behalf of the Benedictine Sisters of Boerne, Texas. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. .We ask our company to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution states: "**Resolved:** That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 900 shares of Citigroup stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Enclosures – 2009 Shareholder Resolution

Benedictine Sisters of Boerne (Sr of St Francis Phila)

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:
Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Shelley J. Dropkin
General Counsel
Corporate Governance

[illegible]
[illegible] Park Avenue
[illegible] Floor
New York, NY [illegible]

T [illegible]
F [illegible]
[illegible]@citi.com

November 14, 2008

Benedictine Sisters of Boerne, Texas
285 Oblate Drive
San Antonio, TX 78216
Attention: Sr. Susan Mika, OSB

Dear Sister Susan:

Citigroup Inc. acknowledges receipt of the stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Fidelity INVESTMENTS

FIDELITY
PRIVATE CLIENT
GROUP℠

November 11, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mr. Vikram Pandit:

This letter shall serve as verification that the Congregation of Benedictine Sisters of Boerne, Texas own at least $2,000.00 of Citigroup (symbol C) common stock. The shares are held in the account of the Congregation of Benedictine Sisters at Fidelity Investments. The shares have been in the account for at least one year.

Sincerely,

Lexia Limon

Lexia Limon
Client Services Specialist

Fidelity Brokerage Services LLC, Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

?59 N. Loop 1604 E. Ste 103
San Antonio, TX 78232
www.fidelity.com
Phone 800 344-5704
Team 275

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 6, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing to you on behalf of the Benedictine Sisters of Virginia. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution states: "**Resolved:** That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 2000 shares of Citigroup stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosures – 2009 Shareholder Resolution

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:
Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Scott & Stringfellow Inc.
a BB&T Corporation affiliate

Member NYSE/SIPC

909 East Main Street
Richmond, Virginia 23219
(804) 643-1811
(800) 552-7757

www.scottstringfellow.com

November 6, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

This letter will confirm that the Benedictine Sisters of Virginia currently own 2000 shares of Citigroup common stock. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

Shelley J. Dropkin
General Counsel
Corporate Governance

[illegible]
[illegible] Park Avenue
[illegible] Floor
New York, NY [illegible]

[illegible]
[illegible]
[illegible]@citi.com

November 20, 2008

Benedictine Sisters of Virginia
9535 Linton Hall Road
Bristow, Virginia 20136-1217
Attention: Sister Henry Marie Zimmermann, OSB
Treasurer

Dear Sister Henry Marie:

Citigroup Inc. acknowledges receipt of the stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

FRIENDS CENTER / 1515 CHERRY STREET
PHILADELPHIA PA 19102

FACSIMILE
215 / 241 7871

November 10, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

Friends Fiduciary Corporation has been a shareholder in Citigroup for many years. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

Friends Fiduciary Corporation is therefore submitting the enclosed shareholder proposal, "Predatory Credit Card Lending Practices." We are co-filing with the Sisters of St. Francis of Philadelphia for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Citigroup, I enclose a letter from US Bank NA, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Connie Brookes
Executive Director, Friends Fiduciary Corporation

Enclosed: Verification of ownership
Resolution

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's

credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

usbank. Five Star Service Guaranteed

Institutional Trust And Custody
50 South 16th Street
Suite 2000
Philadelphia, PA 19102

November 6, 2008

To Whom It May Concern:

This letter is to verify that **Friends Fiduciary Corporation** owns more than **25,000** shares of **Citigroup Inc.** common stock. **Friends Fiduciary Corporation** will have owned the required amount of securities on **11/13/08** and has continuously owned at least the required amount for more than 12 months prior to the **11/13/08**. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by **US Bank NA** who serves as custodian for **Friends Fiduciary Corporation**. The shares are registered in our nominee name at **Depository Trust Company**.

Sincerely,

Carol L Hopewell
Account manager, AVP
215-761-9337

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
[illegible] Park Avenue
[illegible] Floor
New York, NY 10022

T [illegible]
F [illegible] 793 7600
[illegible]

VIA UPS

November 14, 2008

Friends Fiduciary Corporation
1515 Cherry Street
Philadelphia, PA 19102
Attention: Connie Brooks

Dear Ms. Brooks:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Friends Fiduciary Corporation for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

VIA OVERNIGHT DELIVERY

November 11, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit,

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

I am writing to you on behalf of the MMA Praxis Core Stock Fund, part of the MMA family of companies, a current and long time shareholder in Citigroup. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our beneficial ownership is enclosed.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.7 billion of socially invested assets under management. It is on behalf of our shareholders and constituents that we co-file the enclosed resolution on the issue of Predatory Credit Card Lending Practices. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Nora Nash of the Sisters of St. Francis of Philadelphia is the lead filer for this resolution with Citigroup. A number of other Citigroup shareholders will be submitting this proposal, and we are co-sponsoring this resolution with these groups. Please direct copies of all correspondence regarding the proposal to Chris Meyer at (574) 533-9515 ext. 291, or chris.meyer@mma-online.org

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist

Encl. Resolution and Verification of Ownership

Cc: Nora M. Nash, OSF
Mark Regier, MMA
John Liechty, MMA

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's

credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Northern Trust

November 6, 2008

Proof of Ownership

Mr. Chris C. Meyer
Stewardship Investing Research Specialist
MMA Financial Services
1110 North Main Street
Goshen, IN 46527

Dear Mr. Meyer

This letter is in response to your request for confirmation that the following accounts are currently the beneficial owners of **Citigroup Inc. Common, Cusip: 172967101.** This security is currently held by Northern Trust, as the account holder's custodian. We further more confirm that the accounts have held a minimum of $2,000 worth of company shares continuously for one year or more.

MMA Praxis Core Stock Fund Account # ***FISMA & OMB Memorandum M-07-16***

Current holding 63,200 shares of Citigroup Inc. Common, Cusip: 172967101

Sincerely,

Tim Halfpenny

Tim Halfpenny
Vice President
Relationship Manager
The Northern Trust Company
312-557-7410

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T [illegible]
F [illegible]
[illegible]@citi.com

VIA UPS

November 14, 2008

MMA Stewardship Solutions
1110 North Main Street
P.O. Box 483
Goshen, IN 46527
Attention: Chris C. Meyer

Dear Mr. Meyer:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by MMA Praxis Core Stock Fund for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Mount St. Scholastica
Benedictine Sisters

November 7, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing to you on behalf of the Benedictine Sisters of Mount St. Scholastica. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the shareholders at the 2009 annual meeting. I hereby submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The resolution states: "**Resolved:** That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

We are the owners of 3047 shares of Citigroup stock and intend to hold $2,000 worth through the date of the 2009 Annual Meeting. Verification of ownership will follow.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

Enclosures – 2009 Shareholder Resolution

Mount St. Scholastica
(Sisters of St Francis of
Philadelphia)

Predatory Credit Card Lending Practices
Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:
Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Merrill Lynch

Global Wealth Management
2959 N. Rock Road Ste 200
Wichita, KS 67226-1193

T 316 631 3500 Main
T 800 777 3993
F 316 631 3525

November 7, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

RE: Mt St Scholastica, TIN# ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Pandit,

This letter shall serve as verification of ownership of 3947 shares of Citigroup common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Citigroup common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Shelley J. Dropkin
General Counsel
Corporate Governance

[illegible]
425 Park Avenue
2nd Floor
New York, NY 10022

T [illegible]
F [illegible]
[illegible]

VIA UPS

November 14, 2008

Sr. Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica
Benedictine Sisters
801 S. 8th Street
Atchison, Kansas 66002

Dear Sr. Rose Marie:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the Mount St. Scholastica for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

175 Worldwide since 1833 · 150 St. Louis since 1858
transforming the world through education
Anniversary
SCHOOL SISTERS OF NOTRE DAME
320 East Ripa Avenue Saint Louis, Missouri 63125-2897

October 31, 2008

Mr. Vikram Pandit, CEO
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing you in behalf of the School Sisters of Notre Dame of St. Louis, an international religious congregation committed to the well-being and quality of life of the human family throughout the world. As Religious Women, we are dedicated to education and serving the poor in our global community.

At this time, we are very concerned about the soundness of our financial institutions and in particular how Citigroup has handled credit card debt and the effect this is having on the economic security of the consumer and our company.

The School Sisters of Notre Dame of St. Louis are the beneficial owner of 2,150 shares of Citigroup common stock. Verification of ownership of the shares is attached. We have held these for more than a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder proposal with the Sisters of St. Francis of Philadelphia for consideration and action by the stockholders at the 2009 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

314.544.0455 voice 314.544.6754 fax www.ssnd-sl.org

School Srs of Notre Dame
(Sr of St Francis Phila)

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

The Commerce Trust Company
A Division of Commerce Bank, N.A.

Lora Downey
314-746-7453

October 31, 2008

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame Patrimony – Great Lakes
Account***FISMA & OMB Memorandum M-07-16***

Dear Sister Linda:

Security	Shares	Acquisition Date
Citigroup Inc	2,150	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey
Vice President

LJD/lj

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T [illegible]
F [illegible]
[illegible]@citi.com

VIA UPS

November 14, 2008

School Sisters of Notre Dame
320 East Ripa Avenue
St. Louis, MO 63125
Attention: Sister Linda Jansen, SSND

Dear Sister Linda:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the School Sisters of Notre Dame for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

November 7, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

Peace and all good! The School Sisters of Notre Dame Cooperative Investment Fund has been a shareholder in Citigroup for several years. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Citigroup as a sound financial institution. The most recent third quarter loss of $1.44 billion from packaging credit card debt and selling it as bonds is indicative of excessive gain-seeking with disastrous results. We ask our company to apply effective risk management principles and long term strategies to credit card policies.

The School Sisters of Notre Dame Cooperative Investment Fund is therefore submitting the enclosed shareholder proposal, "Predatory Credit Card Lending Practices." I am co-filing this resolution along with other faith-based organizations for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Nora M. Nash, OSF, Director, Corporate Social Responsibility. Contact information: nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Citigroup, I enclose a letter from State Street institutional Investor Services, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Ethel Howley, SSND
Social Responsibility Resource Person

Enclosures

Ethel Howley, SSND

cc: Gary Brouse, ICCR
Julie Wokaty, ICCR

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

STATE STREET.
For Everything You Invest In

David Renteria
Vice President

Institutional Investor Services
444 South Flower Street, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7442
Facsimile 213-362-7330
dfrenteria@statestreet.com

November 6, 2008

Sister Ethel Howley
Assistant Director of Justice & Peace Office
School Sisters of Notre Dame, Atlantic Midwest Province
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame
Atlantic Midwest Province
Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	Shares	Acquisition Date
Citigroup	464	Held for at least one year

The Sisters have owned the stock continuously for over a year as of November 6, 2008, the date of submission and, to the best of my knowledge, intend to hold this security continuously in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (213) 362-7442.

Sincerely,

David Rt

cc: Sister Joanna Illg

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York NY 10022

[illegible]
[illegible]
[illegible]

VIA UPS

November 14, 2008

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897
Attention: Ethel Howley, SSND

Dear Sister Ethel:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the School Sisters of Notre Dame Cooperative Investment Fund for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

November 11, 2008

Mr. Vikram Pandit
Chief Executive Officer
Citigroup
399 Park Avenue
New York, NY 10043

Dear Mr. Pandit:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and resource sustainable practices in all aspects of ministry and life. Globally there are over 3,800 School Sisters of Notre Dame in 36 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes 400 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 23,265 shares of Citigroup, Inc. stock and have continuously held shares in Citigroup, Inc with a market value in excess of $2,000 since January 31, 1996. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Sisters of St. Francis of Philadelphia for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We look forward to discussion on this matter and hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: ICCR
Nora M. Nash, OSF

School Sisters of Notre
Dame, Milwaukee Province
(Srs of St Francis of Phila)

FINAL

Predatory Credit Card Lending Practices

Citigroup

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 28% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's

FINAL

credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

J.P.Morgan

November 11, 2008

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet,

This letter is written as a statement that JPMorgan Chase Bank, N.A. is acting in the capacity of investment advisor and a recordholder of Citigroup, Inc. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Citigroup, Inc. of 23,265 shares and have continuously held shares of Citigroup, Inc. since January 31, 1996 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2032.

Very truly yours,

Ryan J. Kunz
CSA – Fiduciary

Shelley J. Oropkin
General Counsel
Corporate Governance

Citigroup Inc
[illegible] Park Avenue
[illegible] Floor
New York, NY [illegible]

T [illegible]
F [illegible]
[illegible]@citi.com

VIA UPS

November 14, 2008

The School Sisters of Notre Dame – Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122
Attention: Timothy P. Dewane

Dear Mr. Dewane:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by the School Sisters of Notre Dame – Milwaukee Province for consideration by Citigroup's stockholders at the Annual Meeting in April 2009.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

END